Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8679 MKUTNER@sidley.com

November 26, 2021

Jaea Hahn
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting Office
100 F. Street, N.E.
Washington, DC 20549

Re:	First Eagle Funds (the “Trust”)
File Nos.: 033-63560 and 811-7762
Post-Effective Amendment No. 102 to the Trust’s Registration Statement on Form N-1A

Dear Ms. Hahn:

Thank you for your comments regarding Post-Effective Amendment No. 102 to the Trust’s registration statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on September 10, 2021 (the “PEA”). The PEA was filed for the purpose of registering shares of the First Eagle Global Real Assets Fund (the “Fund”), a new series of the Trust. This letter responds to your comments, which you provided to us by telephone on October 26, 2021 and on November 22, 2021.

Below, we describe changes the Trust will make to the PEA in response to the Staff’s comments, generally described by reference to where the responsive disclosures will appear in the PEA. We expect that on November 23, 2021, the Trust will file a post-effective amendment to its registration statement to delay the effectiveness of the PEA until November 30, 2021. We anticipate making the applicable changes in a filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), on or about November 30, 2021.

All text changes described below will be implemented substantially as noted here, though some variation in the final filing may be appropriate.

Capitalized terms used, but not otherwise defined, have the meaning ascribed to them in the PEA.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

GENERAL COMMENTS

1.	COMMENT: You asked that the Fund please provide its responses to the Staff’s comments no later than five business days prior to the effective date of the filing to give the Staff adequate time to review the Fund’s responses. You noted that the Fund and management are responsible for the accuracy of the disclosure notwithstanding any review by the Staff.

RESPONSE: The Fund’s responses to the Staff’s comments are included herein.

2.	COMMENT: You noted that where a comment is made to one section of the PEA, the comment is applicable to all similar disclosure appearing elsewhere in the PEA.

RESPONSE: The Fund will incorporate the Staff’s comments throughout the PEA.

FEES AND EXPENSES

3.	COMMENT: You asked the Fund to consider including percentage symbols after the stated Maximum Sales Charge (Load) and Maximum Deferred Sales Charge amounts.

RESPONSE: The Fund respectfully declines to make the change to the PEA. The Fund notes that the parentheticals in the Shareholder Fees section of the Fees and Expenses table indicate that the sales charges are reflected “as a percentage. . . .”

4.	COMMENT: You asked the Fund to supplementally confirm that the: (1) Subsidiary’s management fee, including any performance fee, will be included in Management Fees, and the Subsidiary’s expenses will be included in Other Expenses in the Fee Table;(2) Subsidiary’s board will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and rules thereunder; and (3) Subsidiary and its Board will agree to designate an agent for service of process in the United States.

RESPONSE: The Fund confirms that the: (1) Subsidiary’s management fee, including any performance fee, will be included in Management Fees, and the Subsidiary’s expenses will be included in Other Expenses in the Fee Table; (2) Subsidiary’s board has agreed to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and rules thereunder; and (3) Subsidiary and its Board have agreed to designate an agent for service of process in the United States.

5.	COMMENT: You asked the Fund to provide a completed Fee Table and Expense Examples for the Staff’s review.

RESPONSE: The completed Fee Table and Expense Examples are as follows:

	Class A	Class I	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) on Purchases (as a percentage of public offering price)	5.00	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of your purchase or redemption price)	1.00*	None	None
Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)
Management Fees**	0.65	0.65	0.65
Distribution and/or Service (12b-1) Fees	0.25	None	None
Other Expenses***	6.01	6.01	6.01
Total Annual Operating Expenses (%)	6.91	6.66	6.66
Fee Waiver and/or Expense Reimbursement**	-5.81	-5.81	-5.81
Total Annual Operating Expenses After Fee Waiver and/or Expense Reimbursement (%)	1.10	0.85	0.85
*	A contingent deferred sales charge of 1.00% may apply on certain redemptions of Class A shares made within 18 months following a purchase of $1,000,000 or more without an initial sales charge.

**	First Eagle Investment Management, LLC (“FEIM”) has contractually agreed to waive and/or reimburse certain fees and expenses of Classes A, I and R6 so that the total annual operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“annual operating expenses”) of each class are limited to 1.10%, 0.85% and 0.85% of average net assets, respectively. Each of these undertakings lasts until February 28, 2023 and may not be terminated during its term without the consent of the Board of Trustees. The Fund has agreed that each of Classes A, I and R6 will repay FEIM for fees and expenses waived or reimbursed for the class provided that repayment does not cause annual operating expenses (after the repayment is taken into account) to exceed either: (1) 1.10%, 0.85% and 0.85% of the class’ average net assets, respectively; or (2) if applicable, the then-current expense limitations. Any such repayment must be made within three years after the year in which FEIM incurred the expense.

***	Other Expenses are based on estimated expenses for the current fiscal year; actual expenses may vary.

Example

The following example is intended to help you compare the cost of investing in the Real Assets Fund with the cost of investing in other mutual funds. This hypothetical example assumes you invest $10,000 in the Fund for the time periods indicated and then either redeem or do not redeem all shares at the end of those periods. The example also assumes the average annual return is 5% and operating expenses remain the same (except that the fee waiver is taken into account only for the one-year expense example). Please keep in mind your actual costs may be higher or lower.

Share Status	1 Year	3 Years
Class A
Sold or Held	$607	$1,945
Class I
Sold or Held	$87	$1,451
Class R6
Sold or Held	$87	$1,451

6.	COMMENT: With respect to the footnote to the Fees and Expenses table indicated by “**,” and in particular the sentence “Any such repayment must be made within three years after the year in which FEIM incurred the expense,” you asked that the phrase “after the year in which FEIM incurred the expense” be revised to “from the date such amount was initially waived or reimbursed.”

Should the Fund disagree with the Staff’s comments, you asked that the Fund confirm that FEIM has conducted a FAS 5 analysis and concluded that recoupment is not probable. In addition, you also asked the Fund to confirm that FEIM has provided the Fund’s auditor with the FAS 5 analysis.

RESPONSE: The Fund respectfully declines to make the change in response to the Staff’s comment regarding the phrase “after the year in which FEIM incurred the expense.” The Fund believes that the disclosures are accurate and consistent with the terms of the expense limitation arrangement in place for the Fund. Under the expense limitation agreement, FEIM has agreed to waive its fees or reimburse the Fund in order to limit the Fund’s annual operating expenses to the stated expense ratios, as calculated on a per annum basis.

While the Fund will attempt to estimate the amounts to be waived or reimbursed by FEIM via accruals made throughout the term of the expense limitation arrangement, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by FEIM until the full year is completed. For example, the Fund may experience a significant increase in asset levels during the term of the expense limitation agreement and may accrue an expense waiver over the first few months of the term, but later determine that such expense waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the Fund initially accrued for an expense waiver, FEIM would not actually waive any of its fees during the term.

For this reason, FEIM’s ability to recoup its previously waived fees or reimbursed expenses cannot be determined until the conclusion of the fiscal year end. Only if the Funds annual expense ratios are below the agreed upon limits is FEIM eligible for recoupment of its previously waived fees/reimbursed expenses. Further, under the terms of the expense limitation agreement, such amounts are only eligible for recoupment if they are within the three years following the year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the term. Therefore, any recoupment by FEIM would occur within three years of that date.

At the present time, FEIM has concluded that it does not believe that the conditions of FAS 5 will require the Fund to record a liability for the potential recapture of fees waived or expenses reimbursed.

FEIM will provide the Fund’s independent auditor with its FAS 5 analysis in due course.

PRINCIPAL INVESTMENT STRATEGY AND RISKS

7.	COMMENT: You noted that the second paragraph of the Fund’s Principal Investment Strategies includes the following disclosure: “Under normal circumstances, the Fund anticipates it will allocate a portion of its assets to foreign investments (including American Depositary Receipts (‘ADRs’), Global Depositary Receipts (‘GDRs’) and European Depositary Receipts (‘EDRs’)). The Fund is not required to allocate its investments in any set percentages to any particular countries, but normally will invest in at least three countries (one of which may be the United States). The countries in which the Fund may invest may include countries whose economies are still developing (sometimes called ‘emerging markets’). Typically the Fund will be invested in a number of different countries.”

You asked that the Fund’s Geographic Investment Risk include similar disclosure.

RESPONSE: The Fund will revise the PEA to address the Staff’s comment.

8.	COMMENT: You asked the Fund to please consider moving the following disclosure, which is included in the Fund’s Real Estate Industry Risk, to the Fund’s Principal Investment Strategies section: “The Fund may invest in securities of companies that focus on real estate related activities. Real estate investment trusts (‘REITs’) are an example, as are developers and construction businesses, real estate finance companies, real estate brokerages and other related businesses, such as home improvement and home furnishings retailers. Real estate and its related businesses are highly dependent on market conditions, including interest rates.”

RESPONSE: The Fund will revise the PEA to address the Staff’s comment.

9.	COMMENT: You asked the Fund to supplementally explain why Telecommunications, Healthcare, Automobile and Consumer Staples are included as principal risks if the Fund invests at least 80 percent of its assets in “real assets.”

You also asked the Fund to include any sectors or industries that are described in the Principal Risks in the Fund’s Principal Investment Strategies section.

RESPONSE: The Fund notes that it will normally invest at least 80% of its net assets (plus any borrowing for investment purposes) in a variety of assets believed by the Adviser to represent interests in “real assets” or “real asset” industries. “Specifically, ‘real asset’ industries are those that relate to ownership or production of such assets or products or services otherwise supporting such assets. These industries may include materials, industrials, chemicals, energy, infrastructure, real estate, and utilities, as well as related suppliers and similarly connected businesses.”

The Fund will revise its Principal Investment Strategy to include reference to the telecommunications, communications, healthcare, automobile and consumer staples sectors or industries as additional examples of “related suppliers and similarly connected businesses.”

10.	COMMENT: With respect the Fund’s Credit and Interest Rate Risk, you asked the Fund to ensure that the risk corresponds to the instruments described in the Fund’s Principal Investment Strategy. For example, you noted that high yield instruments are not mentioned in the Principal Investment Strategy.

You also asked the Fund to include the maturity of the fixed income instruments since the Staff believes the disclosure is unclear that such investments will be longer duration instruments as suggested by the risk factor.

RESPONSE: The Fund will revise the PEA to address the Staff’s comment and will include high yield instruments in its Principal Investment Strategy. The Fund respectfully declines to make any changes to its Credit and Interest Rate Risk since it believes its risk disclosure related to “duration” and “maturity” generally communicates to a shareholder a debt instrument’s potential sensitivity to changes in interest rates.

11.	COMMENT: You noted that the only derivatives described in the Principal Investment Strategy are those held by the Subsidiary. You also noted that such instruments do not appear to be held under a hedging program.

You asked the Fund to please reconcile the disclosure in the Principal Investment Strategies and Principal Risks sections, and to tailor the Derivatives Risk to those derivatives identified in the Principal Investment Strategies section.

RESPONSE: The Fund will revise the PEA to address the Staff’s comment.

12.	COMMENT: You asked whether master limited partnerships (“MLPs”) are a principal investment and, if so, you asked the Fund to include a description of MLPs in the Principal Investments Strategies section.

RESPONSE: The Fund will revise the PEA to address the Staff’s comment. The Fund notes that MLPs are not a principal investment and, accordingly, the Fund has removed reference to MLPs as a principal investment, and the associated principal risk, in the PEA.

INVESTMENT RESULTS

13.	COMMENT: You asked the Fund to supplementally identify the broad based index against which the Fund’s performance will be measured.

RESPONSE: The Fund’s performance will be measured against the MSCI World Index and the Consumer Price Index for Urban Consumers (CPI-U) plus 400 basis points.

TAX INFORMATION

14.	COMMENT: You asked the Fund to consider pointing out the tax risk associated with MLPs in this section.

RESPONSE: The Fund notes that MLPs are not a principal investment and, accordingly, the Fund has removed reference to MLPs as a principal investment, and the associated principal risk, in the PEA.

MORE INFORMATION ABOUT THE FUND’S INVESTMENTS

15.	COMMENT: In the “More Information about the Fund’s Investments—Investment Objective and Strategies of the Fund” section, you asked the Fund to consider adding paragraph breaks in the first paragraph where the real estate industry is described and where the Fund’s “expansive approach in defining the scope of real assets” is described.

RESPONSE: The Fund will revise the PEA to address the Staff’s comment.

PRINCIPAL INVESTMENT RISKS

16.	COMMENT: With respect to the Fund’s Credit and Interest Rate Risk, you asked the Fund to include the discussion on duration and maturity in the Fund’s Principal Investment Strategy or to consider moving the disclosure to the Fund’s Statement of Additional Information.

RESPONSE: The Fund respectfully declines to make any changes to its Credit and Interest Rate Risk since it believes its risk disclosure related to “duration” and “maturity” generally communicates to a shareholder a debt instrument’s potential sensitivity to changes in interest rates.

17.	COMMENT: With respect to the Fund’s Canada Risk, you asked the Fund to clarify in the Principal Investment Strategies section that the Fund will invest a significant portion of its assets in Canada and how it intends to do that.

RESPONSE: The Fund will revise the PEA to address the Staff’s comment.

FUND INDICES

18.	COMMENT: You asked the Fund to consider revising the name of this section to, for example, “Benchmarks” since the Fund is not an index fund.

RESPONSE: The Fund respectfully declines to make this change to the PEA. The Fund notes that its prospectus will be incorporated into the prospectus of the Trust in connection with the annual registration statement update of the other series of the Trust with fiscal years ended October 31, 2021. The Fund believes that the section entitled “Fund Indices” provides current and prospective shareholders with additional information and does not suggest that the Fund pursues and investment objective to track or match an index.

SAI

19.	COMMENT: You asked the Fund to consider adding the disclosure about “global” in the Fund’s Principal Investment Strategy to the SAI section “Investment Objective and Strategies of the Fund,”

RESPONSE: The Fund will revise the PEA to address the Staff’s comment.

SAI—INVESTMENT THROUGH SUBSIDIARY

20.	COMMENT: You asked the Fund to identify the investment adviser to the Subsidiary and disclose that the Subsidiary’s investment adviser complies with the provisions of the Investment Company Act relating to advisory contracts as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act.

You noted that the Subsidiary’s advisory agreement is a material contract and should be filed as an exhibit in Part C of the registration statement.

RESPONSE: The Fund will revise the PEA to address the Staff’s comment, and will include the Subsidiary’s advisory agreement as an exhibit in Part C.

21.	COMMENT: You asked the Fund to supplementally inform the Staff whether the Subsidiary’s financial statements will be consolidated with those of the Fund.

RESPONSE: The Fund confirms that the Subsidiary’s financial statements will be consolidated with those of the Fund.

SAI—INVESTMENT RESTRICTIONS OF THE FUND—CONCENTRATION

22.	COMMENT: You asked the Fund to describe its prohibition against concentrating in the utilities industry in the Principal Investment Strategies section.

RESPONSE: The Fund notes that its statement “utilities will be divided according to their services, e.g., gas, gas transmission, and coal will all be considered separate industries” is intended to illustrate that the separate services that may be related to utilities will not be combined and considered “utilities.”

The Fund will, however, clarify the disclosure to address the Staff’s comment.

PART C—EXHIBITS

23.	COMMENT: You noted that the Registrant’s Amended and Restated Trust Agreement and Declaration of Trust contains the following restrictions on derivative actions in Article VIII, Section 9 that: (a) a shareholder be required to make a pre-suit demand upon the Board to bring the subject action; (b) shareholders holding at least 10% of shares of the Trust join in a request if a demand is not required under paragraph (a); and (c) the Board is given a reasonable amount of time to consider and investigate the request and the shareholder making a pre-suit demand on the Board undertakes to reimburse the Fund for the expense of any advisors the Board hires in its investigation of the demand in the event that the Board determines not to bring the action.

Article VIII, Section 9 requires that any such suit claim or other action is brought as a derivative claim irrespective of whether such claim involves a claim of violation of shareholders rights.

Please disclose these provisions in an appropriate location in the registration statement.

With respect to provisions relating to joinder, the undertaking to reimburse expenses and requirement that all suits be brought as derivatives claims, please disclose in an appropriate place that these provisions do not apply to claims arising under the federal securities laws.

RESPONSE: The Fund will revise the PEA to address the Staff’s comment.

24.	COMMENT: You asked the Fund to confirm that all exhibits are appropriately hyperlinked.

RESPONSE: The Fund will ensure that all exhibits are appropriately hyperlinked.

****

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8679.

Sincerely,

/s/ Matthew Kutner

Matthew J. Kutner (as Attorney for the Fund)

cc:
Byron Spivack, Deputy General Counsel, First Eagle Investment Management, LLC

Sheelyn Michael, Deputy General Counsel, First Eagle Investment Management, LLC

Nathan J. Greene, Sidley Austin LLP